EXHIBIT 99.1

Interim results for the period ended 30 June 2018

Highlights

      ·         Golar LNG Partners LP ("Golar Partners" or "the Partnership") reports net income attributable to unit holders of $28.4 million and operating income of $36.6 million for the second quarter of 2018.

      ·         Generated distributable cash flow1 of $23.0 million for the second quarter with a distribution coverage ratio1 of 0.56.

      ·        FLNG Hilli Episeyo accepted by charterers Perenco and SNH.

Subsequent Events

  Completed acquisition of initial equity interest in Golar Hilli LLC on July 12, 2018 and resume discussions on the potential acquisition of an additional equity interest.
  Shipping market shows solid signs of improvement. Secured 10-month charter for Golar Maria.
  Selected FSRU Golar Freeze to service 15-year Atlantic project.  Vessel enters Dubai Drydocks.
  Declared an unchanged distribution for the second quarter of $0.5775 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $28.4 million and operating income of $36.6 million for the second quarter of 2018 ("the second quarter" or "2Q"), as compared to net income attributable to unit holders of $14.8 million and operating income of $26.1 million for the first quarter of 2018 ("the first quarter" or "1Q") and net income attributable to unit holders of $53.8 million and operating income of $87.4 million for 2Q 2017.

(USD '000)	Q2 2018	Q1 2018	Q2 2017
Total Operating Revenues	84,201	74,214	135,969
Adjusted EBITDA [1]	61,805	51,715	113,539
Operating Income	36,640	26,066	87,397
Other Non-operating Income	236	-	-
Interest Income	3,300	3,482	1,447
Interest Expense	(19,303)	(20,314)	(18,856)
Other Financial Items, net	12,775	9,591	(7,710)
Tax	(4,503)	(3,923)	(4,652)
Net Income attributable to Golar LNG Partners LP Owners	28,440	14,755	53,828
Net Debt [1]	1,098,771	1,084,532	1,139,253

As anticipated, total operating revenues increased, from $74.2 million in 1Q to $84.2 million in 2Q. Two developments contributed to the $10.0 million increase. Firstly, the contractual seasonal downtime for the FSRU Golar Igloo resulted in 55 days off hire during 1Q. This FSRU was on hire for all of 2Q. Secondly, as part of an ongoing claim, a further tranche of previously overpaid Brazilian withholding tax in respect of the FSRUs Golar Spirit and Golar Winter was refunded.

At $16.6 million, vessel operating costs were in line with 1Q. Administrative expenses at $3.9 million were $0.7 million higher than 1Q, partly due to an increase in legal fees associated with the tax recovery.

Depreciation and amortization at $24.9 million was $0.7 million lower than 1Q. Having fully amortized during 1Q, there was no drydock amortization in respect of the FSRU Golar Spirit in 2Q.

Interest expense at $19.3 million in 2Q was $1.0 million lower than 1Q, the latter having been inflated by deferred financing costs written off in respect of the refinanced Nusantara Regas Satu loan. Interest income was in line with 1Q.

Other financial items recorded a gain of $12.8 million for 2Q compared to a 1Q gain of $9.6 million.  A $4.5 million non-cash gain has been recognized following a decrease in the mark-to-market valuation loss of the embedded derivative liability on the remaining Earn-Out units in connection with the October 2016 Incentive Distribution Rights reset transaction. There were also further non-cash interest rate swap gains following an increase in 2-3 year interest swap rates.

As a result of the foregoing, 2Q distributable cash flow1 increased $9.6 million to $23.0 million, compared to $13.3 million in 1Q. The distribution coverage ratio1 increased accordingly from 0.32 in 1Q to 0.56 in 2Q.

Commercial Review

On January 19, 2018 the Partnership executed a 15-year charter with an energy and logistics company for the provision of an FSRU in the Atlantic Basin.  FSRU service is currently expected to commence around year end and the FSRU Golar Freeze, which entered Dubai Drydocks in July, has been selected to service this project. The vessel's current charterer is obligated to pay charterhire for the vessel until April 2019.

The charterparty for the FSRU Golar Igloo is due to conclude before the end of February 2019.  Charterers KNPC will need an FSRU after conclusion of the original agreement. The Golar Igloo has performed with 100% uptime and KNPC has been very pleased with operations to date. In line with Kuwait tendering procedures, the Partnership expects to participate in a KNPC tender for future services.  Although the Partnership hopes to be successful in this bidding process, the Golar Igloo is also designed to trade as a conventional 170,000cbm carrier and the shipping market represents an increasingly compelling alternative should the contract not be renewed.

Golar Maria secured a 10-month charter during the quarter.  Commencing in August, this charter will contribute additional distributable cash through to 2Q 2019.  An increasing number of spot inquiries are also being received for the Golar Mazo.  Ahead of winter, the Partnership expects to remove the vessel from warm layup.

Acquisitions

By late April 2018, stable levels of production were being achieved on board FLNG Hilli Episeyo.  A commissioning cargo was subsequently offloaded.  Official acceptance testing commenced thereafter and completed on May 31, 2018.  The acceptance certificate was signed shortly afterwards on June 2, 2018.  All four trains have been commissioned and tested to at or above nameplate capacity and the vessel has been operating with 100% commercial availability.  The vessel is currently on schedule to export its sixth LNG cargo.

Vessel acceptance was a key trigger for final drawdown against the $960 million CSSCL sale and leaseback facility.  Final drawdown against this facility was completed on June 20, 2018. Both vessel acceptance and execution of the final sale and leaseback facility were conditions precedent to closing the Hilli Episeyo acquisition. Golar and affiliates of Keppel Shipyard Limited and Black & Veatch closed the sale of 50% of the common units in Golar Hilli LLC, the disponent owner of Hilli Episeyo, to the Partnership on July 12, 2018. Equivalent to 50% of the two liquefaction trains currently contracted for 8-years to Perenco Cameroon SA and Société Nationale Des Hydrocarbures, out of a total of four, this initial interest includes a pro-rated 5% stake in any future distributions generated by the currently uncontracted expansion capacity, but does not include exposure to the oil linked component of the vessel's earnings stream.  Adding approximately $800 million in effective revenue backlog1, the Partnership estimates that its proportionate share of Hilli Episeyo's annual contracted revenues less operating expenses under the Liquefaction Tolling Agreement will be approximately $82 million.  Golar Partners will account for its stake in Golar Hilli LLC as an equity investment and will reflect its share of net income on its income statement as "equity in net earnings of affiliates".  The actual net earnings reported will be reduced by the non-cash amortization of the fair value of assets and liabilities that were valued on dropdown.

With a view to further strengthening the Partnership's financial position and providing additional support to the distribution, Golar and the Partnership have also resumed discussions with respect to the potential dropdown of additional common units in Golar Hilli LLC.

Operational Review

Once again, the fleet performed well during the quarter achieving 100% availability for scheduled operations. After accounting for warm layup of Golar Mazo and idle time in the spot market for Golar Maria, utilization of 85% was recorded for the quarter.

Two of the Partnership's vessels have scheduled drydockings in 3Q.  FSRU Golar Freeze entered Dubai Drydocks on July 19, 2018.  As the vessel will be expected to remain in service for up to 15 years in her new location without drydock, works undertaken will be extensive.  Minor modifications will also be required to ensure compatibility with the vessel's new receiving terminal.  Works are expected to complete in October 2018.   The FSRU will continue to receive the capital element of its hire rate during drydock from the current charterer. The LNG carrier Methane Princess is scheduled to drydock at a European yard in the coming days.  Including an upgrade to the vessel's ballast water treatment system, this vessel drydock is expected to result in approximately 33 days off hire.

Financing and Liquidity

As of June 30, 2018, the Partnership had cash and cash equivalents of $115.9 million, restricted cash of $172.0 million and available and undrawn revolving credit facilities of $75.0 million. The Partnership's total net debt1 as at June 30, 2018 was $1,098.8 million. Based on the above net debt1 amount and annualized1 2Q 2018 Adjusted EBITDA1, Golar Partners' net debt1 to Adjusted EBITDA1 ratio was 4.4. As of June 30, 2018, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,723.6 million (including swaps with a notional value of $400.0 million in connection with the Partnership's bonds) representing approximately 139% of total debt and capital lease obligations net of long-term restricted cash. In anticipation of closing the Hilli Acquisition and the assumption of a proportionate share of its associated debt, the Partnership entered into a $480 million 8-year interest rate swap commencing March 31, 2018. Upon closing on July 12, 2018, the proportion of debt swapped to a fixed rate reverted to around 100%.

The average fixed interest rate of swaps related to bank debt is approximately 2.2% with an average remaining period to maturity of approximately 5 years as of June 30, 2018.

Outstanding bank debt as of June 30, 2018 was $876.0 million, which had average margins, in addition to LIBOR, of approximately 2.14%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%.  Excluding a portion of the revolving component of the $800 million multi vessel facility, the $150.0 million Norwegian USD bond represents the Partnership's next scheduled debt maturity.

Corporate and Other Matters

As of June 30, 2018, there were 71,286,849 common and general partner units outstanding in the Partnership. During the quarter, 96,100 common units were repurchased under the Partnership's $25.0 million authorized repurchase program and subsequently cancelled at a cost of $1.5 million.

Of the 71,286,849 common and general partner units outstanding at June 30, 2018, 22,662,977, including 1,436,391 General Partner units, were owned by Golar, representing a 31.8% interest in the Partnership.

In July 2018, Golar Partners declared a distribution for 2Q of $0.5775 per unit for common and general partner unitholders of record on August 7, 2018. The distribution was paid in August 2018 on total units of 71,286,850. A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 May through to 14 August, 2018 was also declared. This was also paid in August 2018 to all Series A preferred unitholders of record on August 8, 2018.

Total outstanding unit options as at June 30, 2018 were 99,000.

The Partnership's Annual General Meeting is scheduled for September 26, 2018 in Bermuda and the record date for voting was August 1.

Outlook

Timely closing of the acquisition of the initial interest in Hilli Episeyo represents a material step toward addressing the Partnership's re-contracting risk. The encouraging start to operations also supports the decision to resume discussions on the potential acquisition of an additional interest in Hilli Episeyo.

Having entered drydock, the nominated FSRU Golar Freeze is on track to commence operations for the 15-year Atlantic FSRU contract starting around year-end.  Golar Freeze is expected to add a further $380 million of effective revenue backlog1 and generate between $18 and $22 million of annual contracted revenues less operating expenses.

The shipping market recovery is also developing as expected.  A material step-up in inquiries for long term vessel charters, the recent ten month fixture for the Golar Maria, the emerging interest in charters for the Golar Mazo and the lower than theoretical rate differential between steam turbine and newer vessels are all reassuring indicators of an underlying recovery.  The recovering shipping market also represents a solid backstop should the FSRU Golar Igloo contract not be renewed by her current charterer.

Although distribution coverage is expected to increase in 3Q and further in 4Q, some uncertainty remains. A steep amortization profile on some its debt facilities means that EBITDA1 generated by new contracts (or share of earnings under the equity method for Hilli Episeyo) does not necessarily translate into similar levels of replacement cashflow generation.  Work to stretch the Partnership's debt amortization profile to better match the economic life of its assets continues.  In view of the current net debt1 to EBITDA1 ratio of around 4.4 and revenue backlog1 of $2.5 billion, there should be ample financial flexibility to re-leverage several assets.

The Board is pleased by the improvement in order backlog and new coverage which the Partnership has secured over the last six months. Although uncertainty around the level of sustainable distributions remains, initial forecasts provided by Management indicate that any potential reduction in distributions will be lower than the market appears to be expecting based on the current yield for Golar Partners units.   These forecasts together with preliminary 3Q results and commercial developments over the next two months will guide the Boards decision in October with respect to the 3Q distribution. Thereafter, a firm financial footing, solid coverage ratios and strong growth in the LNG industry should create attractive new business opportunities for the Partnership.

Non-GAAP measures

Adjusted EBITDA: Adjusted EBITDA is defined as earnings before interest, other financial items, taxes, depreciation and amortization and non-controlling interest.  Adjusted EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented Adjusted EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency.  Adjusted EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income/(loss) or other financial measures presented in accordance with U.S. GAAP.  Refer to our most recent quarterly investor presentation on our investor relations section on our website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Annualized:  Annualized means the figure for the quarter multiplied by 4.

Distributable cash flow:  Distributable cash flow (DCF) is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Refer to our most recent quarterly investor presentation on our investor relations section on our website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

Distribution coverage ratio:  Distribution coverage ratio represents the ratio of distributable cash flow to total cash distributions paid. Refer to our most recent quarterly investor presentation on our investor relations section on our website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

EBITDA:  EBITDA is defined as operating income before interest, tax, depreciation and amortization.  EBITDA is a non-GAAP financial measure. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We have presented EBITDA as we believe it provides useful information to investors because it is a basis upon which we measure our operations and efficiency.  EBITDA is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to net income/(loss) or other financial measures presented in accordance with U.S. GAAP.

Effective revenue backlog:  Effective revenue backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates".

Net debt:  Net Debt is a non-GAAP financial measure and is defined as short-term debt and long-term debt, plus obligations under capital leases, less cash and cash equivalents, less restricted cash and short-term deposits.   Net Debt is used by investors to measure our performance and should not be considered as an alternative to any other indicator of our performance calculated in accordance with U.S. GAAP.  We believe that net debt assists our management and investors by increasing the comparability of our combined indebtedness and cash position against other companies in our industry.   Net Debt is not a measure of our financial performance under U.S. GAAP and should not be construed as an alternative to other financial measures presented in accordance with U.S. GAAP.  Refer to our most recent quarterly investor presentation on our investor relations section on our website (www.golarlngpartners.com) for a reconciliation to the most directly comparable financial measure under US GAAP.

 FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·        our ability to maintain cash distributions and the amount of any such distributions;

·        market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

·         the ability of Golar LNG Partners LP ("Golar Partners," "we," "us" and "our") and Golar LNG Limited ("Golar") to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         our ability to consummate the acquisition of  additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo on a timely basis or at all;

·        our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions, including the Hilli Episeyo;

·        the future share of earnings relating to the Hilli Episeyo, which will be accounted for under the equity method;

·        our ability to realize the expected benefits from the Atlantic Project;

·         our anticipated growth strategies;

·         the effect of a worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in commodity prices;

·         the liquidity and creditworthiness of our charterers;

·         changes in our operating expenses, including drydocking, insurance costs and bunker prices;

·         our future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         our and Golar's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         our ability to maintain long-term relationships with major LNG traders;

·         our ability to leverage the relationships and reputation of Golar and Golar Power Limited (or Golar Power) in the LNG industry;

·        our ability to purchase vessels from Golar and Golar Power in the future;

·         our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

·         our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         our ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

·         availability of skilled labor, vessel crews and management;

·         our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of our partnership and distributions to our unitholders;

·         challenges by authorities to the tax benefits we previously obtained;

·         estimated future maintenance and replacement capital expenditures;

·         our and Golar's ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         our business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the "SEC").

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

August 23, 2018

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Executive and Chief Financial Officer

Stuart Buchanan - Head of Investor Relations

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

  Interim results for the period ended 30 June 2018.pdf: https://resource.globenewswire.com/Resource/Download/72c6310d-3376-4471-8fde-3fbf06a75998